UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cheniere Energy Partners LP Holdings, LLC

(Name of Issuer)

Common Shares

(Title and Class of Securities)

I6411W108

(CUSIP Number)

Barbara Burger

Zimmer Partners, LP

9 West 57th Street, 33rd Floor

New York, NY 10019

(212) 440-0749

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. I6411W108

(1)	Name of Reporting Persons: Zimmer Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,752,721
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,752,721
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,752,721
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.5% (1)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)	Based on 231,700,000 Common Shares of Cheniere Energy Partners LP Holdings, LLC (the “Issuer”) outstanding as of April 28, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 4, 2017.

Schedule 13D

CUSIP No. I6411W108

(1)	Name of Reporting Persons: Zimmer Partners GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,752,721
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,752,721
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,752,721
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.5% (1)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Based on 231,700,000 Common Shares of the Issuer outstanding as of April 28, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on May 4, 2017.

Schedule 13D

CUSIP No. I6411W108

(1)	Name of Reporting Persons: Stuart J. Zimmer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,752,721
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,752,721

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,752,721
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.5% (1)
(14)	Type of Reporting Person (See Instructions): HC, IN

(1)	Based on 231,700,000 Common Shares of the Issuer outstanding as of April 28, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on May 4, 2017.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates are the Common Shares (the “Common Shares”) of Cheniere Energy Partners LP Holdings, LLC (the “Issuer”), a Delaware limited liability company. The address of the principal executive offices of the Issuer is 700 Milan Street, Suite 1900, Houston, Texas 77002.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)    The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.    Zimmer Partners, LP (the “Investment Manager”)

2.    Zimmer Partners GP, LLC (the “Zimmer GP”)

3.    Stuart J. Zimmer

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

9 West 57th Street, 33rd Floor

New York, NY 10019

(c) Each of the Reporting Persons is engaged in the business of investing. The Investment Manager’s principal business is serving as investment manager to certain private investment funds (collectively, the “Zimmer Accounts”). Zimmer GP’s principal business is serving as the general partner of the Investment Manager. The principal business of Stuart J. Zimmer is serving as the sole member of Zimmer GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Zimmer Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Investment Manager – Delaware

2.	Zimmer GP – Delaware

3.	Stuart J. Zimmer – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the Common Shares directly held by the Zimmer Accounts reported herein was $273,868,726. The Common Shares directly held by the Zimmer Accounts were purchased with the working capital of the Zimmer Accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Unless otherwise indicated in Item 5(c) to this Schedule 13D, all Common Shares reported herein were purchased in open market transactions through a broker. The Common Shares directly held by the Zimmer Accounts are currently held in margin accounts.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired Common Shares of the Issuer on behalf of the Zimmer Accounts for investment purposes in the belief that the Common Shares were undervalued and represented an attractive investment opportunity. The Reporting Persons are supportive of the Issuer’s management and its strategy.

On September 30, 2016, the Issuer announced that the Issuer’s Board of Directors (the “Board”) received a proposal from Cheniere Energy, Inc. (“Cheniere”) pursuant to which Cheniere would acquire the publicly held shares of the Issuer not already owned by Cheniere in a stock-for-stock exchange at a proposed ratio of 0.5049 Cheniere shares for each issued and outstanding publicly-held Common Share of the Issuer as part of a transaction that would be structured as a merger of the Issuer with a wholly-owned subsidiary of Cheniere (the “Cheniere Proposal”). On October 11, 2016, the Reporting Persons sent a letter to the Board expressing their dissatisfaction with the terms of the Cheniere Proposal. Subsequent to sending the letter, representatives of the Reporting Persons discussed their financial analysis of the Cheniere Proposal with members of the Issuer’s independent directors and their financial adviser and explained why the Reporting Persons believe that the Cheniere Proposal undervalued the Issuer.

On April 10, 2017, representatives of the Reporting Persons met with the Chief Executive Officer of Cheniere and discussed the Reporting Persons’ investment in the Issuer in broad terms and the potential for negotiating a possible transaction with Cheniere involving the Common Shares beneficially owned by the Reporting Persons. On May 1, 2017, the Reporting Persons sent a proposal to the management of Cheniere pursuant to which the Reporting Persons would exchange the Common Shares beneficially owned by them for consideration that valued the Common Shares at a premium to the all time high price for the Common Shares. Cheniere subsequently rejected the proposal.

Going forward, although the Reporting Persons intend to continue acquiring Common Shares of the Issuer, the Reporting Persons will consider various alternatives for disposing of the Common Shares they beneficially own, including as a result of additional negotiations with Cheniere for an exchange of the Common Shares for securities of Cheniere or other consideration, including cash. The Reporting Persons would also consider participating with other holders of Common Shares to negotiate a transaction directly with the Issuer.

The Reporting Persons have had discussions with members of the Issuer’s management and other holders of Common Shares in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with officers of the Issuer, members of the Board or discussions with other holders of Common Shares or third parties regarding potential transactions in Common Shares, potential corporate transactions involving the Issuer and other matters related to the Issuer, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) continuing to hold the Common Shares, (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 231,700,000 Common Shares outstanding as of April 28, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 4, 2017.

The Zimmer Accounts have delegated to the Investment Manager sole voting and investment power over the securities held by the Zimmer Accounts pursuant to their respective Investment Management Agreements with the Investment Manager. As a result, each of the Investment Manager, Zimmer GP, as the general partner of the Investment Manager, and Stuart J. Zimmer, as the sole member of Zimmer GP, may be deemed to exercise voting and investment power over the Common Shares directly held by the Zimmer Accounts. The Zimmer Accounts specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with the Investment Manager.

Set forth below is the aggregate number of Common Shares directly held, as of the date hereof, by each of the following Zimmer Accounts.

Holder	Total Number of Shares
ZP Master Utility Fund, Ltd.	8,017,807 Common Shares

ZP Energy Fund, L.P.	2,167,600 Common Shares

ZP Master Energy Fund, L.P.	1,821,841 Common Shares

P. Zimmer Ltd.	745,473 Common Shares

(c) Transactions by the Reporting Persons (on behalf of the Zimmer Accounts) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Zimmer Accounts, all of which are investment management clients of the Investment Manager. None of the Zimmer Accounts individually directly holds more than 5% of the Issuer’s outstanding Common Shares. The limited partners of (or investors in) each of the Zimmer Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares held for the accounts of their respective Zimmer Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Zimmer Accounts.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 22, 2017

ZIMMER PARTNERS, LP

By:	Zimmer Partners GP, LLC, its general partner

By:	/s/ Stuart J. Zimmer
Name:	Stuart J. Zimmer
Title:	Sole Member

ZIMMER PARTNERS GP, LLC

By:	/s/ Stuart J. Zimmer
Name:	Stuart J. Zimmer
Title:	Sole Member

By:	/s/ Stuart J. Zimmer

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Zimmer Accounts) with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 19, 2017. Except as otherwise noted below, all such transactions were purchases and sales of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Zimmer Partners, LP
Nature of Transaction	Common Shares Purchased/(Sold)		Price Per Share ($)		Date of Purchase / Sale
Purchase of Common Shares	8,600		24.00		3/28/2017
Purchase of Common Shares	332,027		24.00		3/29/2017
Purchase of Common Shares	46,062		24.42		4/2/2017
Sale of Common Shares	(46,062)		24.42		4/2/2017
Purchase of Common Shares	11,200		24.4702	(1)	4/10/2017
Purchase of Common Shares	147,271		25.9299	(2)	5/1/2017
Purchase of Common Shares	1,300		25.7873	(3)	5/1/2017
Purchase of Common Shares	4,900		25.8011	(4)	5/1/2017
Purchase of Common Shares	3,028		24.7399	(5)	5/5/2017
Purchase of Common Shares	5,603		24.7188	(6)	5/5/2017
Purchase of Common Shares	1,740		24.62		5/5/2017
Purchase of Common Shares	150,000		24.75		5/5/2017
Purchase of Common Shares	100		24.74		5/5/2017
Purchase of Common Shares	1,489,403	(7)	25.35		5/12/2017
Purchase of Common Shares	3,700		26.2469	(8)	5/12/2017
Purchase of Common Shares	6,600		25.7411	(9)	5/12/2017
Purchase of Common Shares	58,027		25.90		5/16/2017
Purchase of Common Shares	4,062		25.6601	(10)	5/17/2017
Purchase of Common Shares	5,000		25.6555	(11)	5/17/2017

(1)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.41 to $24.50, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (8), (9), (10), (11).
(2)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.72 to $25.93, inclusive.
(3)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.72 to $25.80, inclusive.
(4)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.74 to $25.93, inclusive.
(5)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.66 to $24.81, inclusive.
(6)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.66 to $24.84, inclusive.

(7)	Represents a privately negotiated block trade with a single counterparty executed by a broker.
(8)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.50 to $26.32, inclusive.
(9)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.57 to $25.75, inclusive.
(10)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.64 to $25.68, inclusive.
(11)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.63 to $25.68, inclusive.